Filed Pursuant to Rule 433

Registration Nos. 333-215992 and 333-215992-01

March 7, 2017

BROOKFIELD FINANCE LLC

US$750,000,000 4.000% NOTES DUE 2024

PRICING TERM SHEET

March 7, 2017

Issuer:	Brookfield Finance LLC

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The notes will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	4.000% Senior Unsecured Notes due April 1, 2024

Expected Ratings*:	Baa2 (stable) (Moody’s Investors Service, Inc.) A- (stable) (Standard & Poor’s Ratings Services) A (low) (stable) (DBRS Limited)

Ranking:	Senior Unsecured

Size:	US$750,000,000

Trade Date:	March 7, 2017

Expected Settlement Date:	March 10, 2017 (T+3)

Maturity Date:	April 1, 2024

Coupon:	4.000%

Interest Payment Dates:	April 1 and October 1, commencing October 1, 2017

Price to Public:	99.742%

Benchmark Treasury:	UST 2.125% due February 29, 2024

Benchmark Treasury Price & Yield:	98-19+; 2.342%

Spread to Benchmark Treasury:	+ 170 basis points

Yield:	4.042%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	Prior to February 1, 2024, treasury rate plus 30 basis points

Par Call:	At any time on or after February 1, 2024, at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	General corporate purposes

CUSIP/ISIN:	11271 RAA7 / US11271RAA77

Joint Book-Running Managers:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

MUFG Securities Americas Inc.

Mizuho Securities USA Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer and the guarantor have filed a joint registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer, the guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146 or by emailing prospectus@citi.com or by calling Deutsche Bank Securities Inc. at 1-800-503-4611 or by emailing prospectus.CPDG@db.com.